EXHIBIT 21


                           LIST OF SUBSIDIARIES


     The Partnership is a general partner in Calibre Pointe Associates, an Illinois general partnership which holds title to Calibre Pointe
Apartments.

     The Partnership is a general partner in North Rivers Market
Associates, an Illinois general partnership which holds title to North Rivers Market Shopping Center.

     The Partnership is a general partner in Spring Hill Associates, an Illinois general partnership, which holds title to Spring Hill Fashion Center Shopping Center.

     Reference is made to Note 2 for summary description of the terms of such partnership agreements. The Partnership's interests in the foregoing joint venture partnerships, are included in the Financial Statements of the Partnership filed with this annual report.